ANGEL OAK FUNDS TRUST
AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT
THIS OPERATING EXPENSE LIMITATION AGREEMENT, dated as of March
23, 2021, as amended and restated July 29, 2024, is made and entered into by and between the
Angel Oak Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of each series of the
Trust set forth on Schedule A attached hereto, which may be amended from time to time (the
“Funds”), and Angel Oak Capital Advisors, LLC (the “Adviser”).
WHEREAS, the Adviser has been appointed the investment adviser of each of the Funds pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser (the “Advisory Agreement”); and
WHEREAS, the Funds, and each of their respective classes, are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Advisory
Agreement that have not been assumed by the Adviser; and
WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this
Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;
NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:
1.LIMIT ON OPERATING EXPENSES.  The Adviser hereby agrees, subject to
Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement between the
Trust and the Adviser, and/or reimburse other expenses of the Funds, until the applicable date listed on Schedule A attached hereto, to the extent necessary to limit the current operating expenses of each class of shares of each Fund (exclusive of any front-end sales loads, taxes, interest expenses, dividend and interest expenses related to short sales, brokerage commissions,
12b-1 fees, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, any transaction-related expenses and fees arising out of transactions effected on behalf of a Fund, litigation and potential litigation expenses, and other extraordinary expenses not incurred in the ordinary course of a Fund’s business (collectively, the “Excluded
Expenses”)), to the amount of the “Maximum Operating Expense Limit” applicable to each Fund on the attached Schedule A. In the event that the current operating expenses of a Fund, as accrued each month, exceed its Maximum Operating Expense Limit, the Adviser will reduce the fees payable to it and/or pay to that Fund, on a monthly basis, the excess expense within 15 calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than 15 calendar days, the Trust will provide the Adviser with ten (10) calendar days’ written notice prior to the implementation of such other excess expense payment due date.

2.DEFINITION.  For purposes of this Agreement, the term “Operating Expenses”
with respect to each class of the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Advisory Agreement between the Trust and the Adviser, any Rule 12b-1 fees and other expenses described in the Advisory Agreement, but it does not include any Excluded Expenses.
3.REIMBURSEMENT OF FEES AND EXPENSES.  Each Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Section 1 (the “Deferred Fees”), subject to the limitations provided in this
Section.  Such repayment shall be made monthly, but only if the operating expenses of the Fund
(exclusive of any Excluded Expenses), without regard to such repayment, are at an annual rate
(as a percentage of the average daily net assets of the Fund) equal to or less than the “Maximum
Operating Expense Limit” for each respective class of shares of the Fund, as set forth on
Schedule A. Furthermore, the amount of Deferred Fees paid by a Fund in any month shall be limited so that the sum of: (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of any Excluded Expenses) do not exceed the above-referenced
“Maximum Operating Expense Limit” for each respective class of shares of a Fund.
Deferred Fees with respect to any month of a Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the preceding paragraph during the period ending three years after the end of such month in which the Adviser incurred the expense are not sufficient to pay such Deferred Fees.  In no event will a Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.
4.TERM.  This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period ending no sooner than the applicable date listed on Schedule A attached hereto, unless sooner terminated as provided in Section 5 of this
Agreement.
5.TERMINATION.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty
(60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate if the Advisory Agreement is terminated, with such termination effective upon the effective date of the Advisory
Agreement’s termination. A Fund’s obligation to pay to the Adviser any Deferred Fees, subject to the terms and provisions provided in Section 3 of this Agreement, shall survive the termination of this Agreement.
6.ASSIGNMENT.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.SEVERABILITY.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
8.GOVERNING LAW.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of
1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ANGEL OAK FUNDS TRUST	ANGEL OAK CAPITAL ADVISORS, LLC

By: /s/Adam Langley	By: /s/ Sreeni Prabhu
Name: Adam Langley	Name: Sreeniwas V. Prabhu
Title: President	Title: Managing Partner

SCHEDULE A
Operating Expense Limits
As of March 27, 2025

Fund	Maximum Operating Expense Limit [1]	Termination Date

Angel Oak Multi-Strategy Income Fund	0.99% [1]	May 31, 2026
Angel Oak UltraShort Income Fund	0.35% [1]	May 31, 2026
1Expressed as a percentage of a Fund’s average daily net assets.